EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year-ended
	Jan. 1,	Jan. 2,	Dec. 28,	Dec. 29,	Dec. 30,
	2010	2009 (1)	2007 (1)	2006	2005
Earnings:
Income (loss) before income taxes	$(18,177)	$20,517	$23,919	$23,534	$15,464
Pretax credits	—	(162)	(21)	—	(30)

Fixed Charges:
Interest expense	9,930	10,435	5,427	3,966	3,965
Capitalized interest	—	171	22	—	32
Discounts & deferred financing fees	10,106	9,583	6,967	719	703
Interest portion of rental expense	1,053	850	574	584	502

Total earnings and fixed charges	$2,912	$41,394	$36,888	$28,803	$20,636

Fixed Charges:
Interest expense	$9,930	$10,435	$5,427	$3,966	$3,965
Capitalized interest	—	171	22	—	32
Discounts & deferred financing fees	10,106	9,583	6,967	719	703
Interest portion of rental expense	1,053	850	574	584	502

Total fixed charges	$21,089	$21,039	$12,990	$5,269	$5,202

Ratio of earnings to fixed charges	0.1	2.0	2.8	5.5	4.0

(1)	Retroactively restated — See Note 1 “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements contained in Item 8 of this report.